Exhibit 99.1

Foresight: Rail Vision Enters Electrically Powered Light Rail Vehicle

Multi-Billion Dollar Market with Order from Knorr-Bremse

Rail Vision will supply two light rail vehicle system samples and will begin the system industrialization project for a total of 400,000 Euro

Ness Ziona, Israel – December 11, 2020 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd., has received an order from Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), for two samples of their light rail vehicle (LRV) system. In addition, Knorr-Bremse has ordered customization of Rail Vision’s LRV system features according to Knorr-Bremse’s requirements. Revenue from this order is expected to total approximately 400,000 Euro. Knorr-Bremse, a $17-billion European-based group, recently invested $10 million in Rail Vision, as reported by the Company on October 13, 2020. Foresight owns 19.36% of Rail Vision’s outstanding share capital.

The global market for light rail estimated at $8.6 billion in 2020, is projected to reach a revised size of $10.8 billion by 2027, according to a recent market report by Global Industry Research. Rail Vision’s system for the LRV segment detects and classifies obstacles at a range of up to 200 meters in all weather and lighting conditions and generates real-time alerts in case of obstacle detection within the predefined area of interest. Rail Vision’s system is based on electro-optic sensor technology combined with artificial intelligence and deep learning capabilities.

“Knorr-Bremse continues to show its vote of confidence in Rail Vision’s unique technology, as this project follows Knorr-Bremse’s previous investments in the Company. Rail Vision has developed a solution to address the challenges of the growing LRV market, and we believe that this commercial cooperation suggests that there may be potential for long-term growth for Rail Vision’s business,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the size of the global market for light rail, commercial cooperation between Rail Vision and Knorr-Bremse, and long-term growth for Rail Vision’s business. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which Rail Vision operates; Rail Vision’s projected capital expenditures and liquidity; changes in Rail Vision’s strategy; and any litigation concerning Rail Vision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654